UNITED STATES OF AMERICA



The State of Washington

Secretary of State

I, KIM WYMAN, Secretary of State of the State of Washington and custodian of its seal, hereby issue this

CERTIFICATE OF FORMATION

to

INSPIRED FUTURES AI, LLC

A **WA LIMITED LIABILITY COMPANY**, effective on the date indicated below.

Effective Date: 05/18/2018
UBI Number: 604 286 222



Given under my hand and the Seal of the State
of Washington at Olympia, the State Capital

Kim Wyman, Secretary of State

Date Issued: 05/18/2018